Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2008

This Management’s Discussion and Analysis should be read in conjunction with the company’s financial statements and accompanying notes.

Results of Operations

The following table sets out our financial results for the three and nine months ended September 30, 2008, and the comparable previous periods.

	Three months ended			Nine months ended
	Sep. 30/08	Jun. 30/08	Sep. 30/07	Sep. 30/08	Sep. 30/07
	(in millions)
Statements of earnings data:
Revenue	$89.3	$97.3	$79.8	$260.9	$244.4
Cost of products sold	57.6	64.5	55.7	175.4	167.5
Freight and other distribution costs	18.6	21.5	14.8	54.9	49.8
Depreciation and amortization	5.3	5.3	5.1	16.5	15.4
General and administration	3.3	3.3	3.1	9.6	9.8
Operating earnings	$4.5	$2.8	$1.1	$4.4	$1.7
Financing expenses - net	(4.4)	(3.9)	(4.0)	(12.5)	(12.6)
Unrealized exchange gain (loss) on long-term debt	(8.5)	1.3	13.4	(13.9)	32.4
Other income (expense)	(4.5)	0.7	(2.7)	(2.9)	(3.0)
Earnings (loss) before income taxes	$(12.9)	$1.0	$7.7	$(24.8)	$18.5
Income tax recovery	2.3	0.6	0.1	5.3	0.7
Net earnings (loss)	$(10.5)	$1.6	$7.8	$(19.5)	$19.2

Other data:
Average exchange rate (US$/C$1.00)[1]	0.961	0.990	0.956	0.983	0.905

Compared to recent quarters, the company’s two operating segments experienced very different market conditions in the reporting period. The lumber segment benefited from improved pricing and continued strong shipments through the summer, before a return to weak market conditions in the fall. The pulp segment maintained strong price levels during the quarter but saw demand weaken and shipments drop. Stronger markets for lumber and continued strength in pulp prices resulted in increased operating earnings, while seasonal reductions in working capital and very modest capital expenditures contributed to an improved cash position at the end of the period.

A major development during the quarter was the loss of the company’s recently-acquired sawmill at Fox Creek, Alberta, to a fire, but this event had little effect on the period’s results from operations. The Fox Creek site was fully insured and the claims process is well underway.

(1)     The average of the exchange rates on the last day of each month during the period indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

Despite a $2.3 million tax recovery, net earnings in the quarter were weaker than in comparable periods, due in part to a write-off of the Fox Creek sawmill. The largest impact on net earnings, however, came from the weakening of the Canadian dollar, which affected the value of the company's U.S. dollar-denominated debt, with the unrealized exchange loss more than offsetting improvements in operating income.

	Three months ended			Nine months ended
	Sep. 30/08	Jun. 30/08	Sep. 30/07	Sep. 30/08	Sep. 30/07
	(in millions)
Revenue
Lumber	$40.6	$35.8	$34.1	$102.1	$91.1
Pulp	48.6	61.5	45.6	158.5	151.2
Corporate and other	0.1	0.1	0.1	0.2	2.0
Total	$89.3	$97.3	$79.8	$260.9	$244.4
Operating earnings (loss)
Lumber	$(1.0)	$(2.7)	$(3.7)	$(10.0)	$(11.2)
Pulp	9.1	9.1	8.3	25.1	22.3
Corporate and other	(3.6)	(3.6)	(3.6)	(10.6)	(9.3)
Total	$4.5	$2.8	$1.1	$4.4	$1.7

Financing expenses - net	$(4.4)	$(3.9)	$(4.0)	$(12.5)	$(12.6)
Unrealized exchange gain (loss) on long-term debt	(8.5)	1.3	13.4	(13.9)	32.4
Other income (expense)	(4.5)	0.7	(2.7)	(2.9)	(3.0)
Earnings (loss) before income taxes	(12.9)	1.0	7.7	(24.8)	18.5
Income tax recovery	2.3	0.6	0.1	5.3	0.7
Net earnings (loss)	$(10.5)	$1.6	$7.8	$(19.5)	$19.2

Revenue was higher than in the same quarter last year, though significantly lower than in the previous quarter. Segmented revenue illustrates the divergent market dynamics for the two product lines, as the pulp market began to weaken significantly while the lumber market experienced a brief recovery. With both improved pricing and strong shipments, the lumber segment's operating results increased compared to those of the previous quarter and of the same period last year. Despite declining shipments, pulp segment operating earnings held steady on strong pricing.

At $4.4 million, financing expenses for the quarter were $400 thousand higher than in the same period last year, reflecting the impact of the weakening Canadian dollar on the U.S.-dollar-denominated debt interest charge.

This reversal of the long-term strengthening trend in the Canadian dollar versus U.S. dollar exchange rate also meant that the value of the company’s U.S.-dollar-denominated debt increased, resulting in an $8.5 million unrealized exchange loss for the quarter and a $13.9 loss for the year to date. This stands in stark contrast with the $13.4 million gain in the same quarter and the $32.4 million gain for the same nine-month period last year.

The $4.5 million Other expense for the period is the result of the $5.8 million write off of the Fox Creek sawmill, offset primarily by foreign exchange gains on working capital.

After a $2.3 million provision for income-tax recovery, the company posted a net loss of $10.5 million on the quarter and a year-to-date loss of $19.5 million.

Lumber
	Three months ended			Nine months ended
	Sep. 30/08	Jun. 30/08	Sep. 30/07	Sep. 30/08	Sep. 30/07

Production-SPF-mmfbm	120.1	114.4	99.9	342.3	282.1
Shipments -SPF-mmfbm	132.8	133.8	107.2	369.7	295.3
Benchmark price -SPF#2&Better-US$ per mfbm	$262	$227	$254	$228	$312

Sales - millions	$40.6	$35.8	$34.1	$102.1	$91.1
EBITDA[2]-millions	$1.3	$(0.3)	$(1.5)	$(2.4)	$(4.8)
EBITDA margin - %	3%	-1%	-4%	-2%	-5%

Operating loss - millions	$(1.0)	$(2.7)	$(3.7)	$(10.0)	$(11.2)
Capital expenditures - millions	$0.3	$0.5	$1.9	$0.9	$4.9

The company’s lumber segment results continued the positive trend started during the second quarter, benefiting from strong shipments and improved pricing. Segment costs increased from the previous quarter, largely due to a revaluation of inventories, but remained significantly lower than year-over-year comparisons.

The positive results came despite the loss of the Fox Creek sawmill, on August 29, to an electrical fire that started in the control centre for one of the primary breakdown units. On-site operating staff, supported by local fire departments, government agencies and a private contractor, fought the fire and were successful in confining damage to the sawmill itself; the operation's drying kilns, planer mill and lumber and log inventories were spared. The company has full replacement-cost and business-interruption insurance coverage, and claims are proceeding under each policy, with no issues anticipated. At this time, the company is evaluating options for the future of the Fox Creek operation, including rebuilding the sawmill on site, but has not yet made a final decision. In the month of September, the sawmill’s net book value of $5.8 million was written off, with no offsetting allowance made for anticipated insurance recoveries. When the insurance settlement is received it will be recorded as a gain under Other Income.

The U.S. housing market remained depressed throughout the third quarter, although pricing improved as demand and supply came into better balance. Benchmark prices and mill nets were both up 15% compared to the previous quarter, reaching levels similar to those in the same period last year; however, both began to deteriorate by the end of the period as demand continued to weaken, offsetting the effects of widespread production curtailments.

The company took advantage of the short-lived market improvement by shipping 132.8 million board feet (mmfbm) in the quarter, similar to the second quarter volume and an increase of 24% over the same period last year. Year-to-date shipments increased 74.4 mmfbm, or 25%, compared to the same period last year, due to inventory reductions, the Fox Creek acquisition and enhanced productivity at all three facilities. Production increased during the quarter by a total of 5.7 mmfbm, or 5%, from the previous period and by 20.2 mmfbm, or 20%, over the same period last year. No loss of production resulted from the Fox Creek fire, as the site's planer mill continued operating until the end of the quarter to process remaining on-site rough lumber inventory.

_____________
(2) Non-GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

In response to the higher shipments and improved pricing, lumber segment revenue increased $4.8 million, or 13%, over the previous quarter to $40.6 million. At $102.1 million, year-to-date revenue was up $11.0 million, or 12%, from 2007.

The segment’s costs of products sold were much improved over the same period last year, but up from the previous quarter. The year-over-year comparison shows the impact of ongoing productivity and cost management efforts at each of our facilities. The cost variation in recent quarters is entirely due to valuation changes to both log and lumber inventories. The revaluation of log and lumber inventories to reflect falling market pricing at the end of the quarter, increased costs by $1.7 million for the period. Without these valuation adjustments, the actual operating costs have been relatively steady over the past three quarters, in line with the year-to-date figures.

Continuing the positive trend of the past several quarters, the lumber segment recorded an operating loss of $1.0 million, an improvement over the $2.7 million loss recorded in the previous quarter and the $3.7 million loss in the same period last year. At $10.0 million, the year-to-date operating loss was $1.2 million lower than that recorded in the same nine-month period last year.

The lumber segment continued to manage its capital expenditures carefully, spending only $300 thousand for the quarter and a total of $900 thousand in the year to date.

Pulp
	Three months ended			Nine months ended
	Sep. 30/08	Jun. 30/08	Sep. 30/07	Sep. 30/08	Sep. 30/07

Production-thousands of tonnes	76.9	78.3	74.3	236.4	226.5
Shipments -thousands of tonnes	66.4	86.8	72.7	226.9	236.7
Benchmark price -NBSK, US$ per tonne	$878	$900	$810	$886	$664
Benchmark price -BEK, US$ per tonne	$833	$840	$713	$822	$633

Sales - millions	$48.6	$61.5	$45.6	$158.5	$151.2
EBITDA - millions	$11.7	$11.6	$10.8	$32.8	$29.9
EBITDA margin - %	24%	19%	24%	21%	20%

Operating earnings - millions	$9.1	$9.1	$8.3	$25.1	$22.3
Capital expenditures - millions	$0.2	$0.1	$0.4	$0.5	$0.7

The pulp segment continued to realize strong results in the face of rapidly weakening markets. Benchmark pricing and mill nets were little changed compared to the previous quarter's, despite the softening market demand and resulting decline in shipments. Segment costs returned to more normal levels, largely due to falling freight expenses.

The mill continued to produce at historically high levels, consistent with the comparable quarters and 5% higher than in the same nine-month period last year. As the market struggled to find its balance, finished product inventory increased by more than 10,000 air dry metric tonnes (admt).

Revenue was $3.0 million, or 6.6%, higher than in the same quarter last year, as stronger pricing outweighed the effects of declining shipments. At $158.5 million, year-to-date revenue was $7.3 million, or 5%, higher than in the same period last year, the result of a 30% gain in benchmark pricing that was not entirely offset by the strength of the Canadian dollar.

After spiking in the previous quarter on elevated transportation costs, the segment costs of products sold returned to levels that were consistent with those of the year to date. Still, these costs were 16% higher in the quarter than in the same period of 2007 and 8% higher in the first nine months than in the same period last year, largely due to higher costs for energy and chemicals. Market weakness, and the resulting decrease in pulp industry shipments, has brought about a significant moderation in transportation costs.

Operating earnings, at $9.1 million for the quarter and $25.1 million in the year to date, continued to outperform those of the comparable periods last year.

Capital expenditures for the segment were $200 thousand for the quarter, for a total of $500 thousand for the year, on small projects aimed at improving productivity and operational flexibility.

Corporate and Other
	Three months ended			Nine months ended
	Sep. 30/08	Jun. 30/08	Sep. 30/07	Sep. 30/08	Sep. 30/07
	(in millions)

Revenue	$0.1	$0.1	$0.1	$0.2	$2.0
EBITDA	$(3.2)	$(3.2)	$(3.1)	$(9.4)	$(7.8)
Operating loss	$(3.6)	$(3.6)	$(3.6)	$(10.6)	$(9.3)
Capital expenditures	$0.0	$0.4	$0.0	$0.5	$0.9

The corporate and other segment recorded an operating loss of $3.2 million for the quarter, which was consistent with the comparable periods of last year. Year to date, the operating loss of $10.6 million is modestly higher than that recorded in the same period last year, which had benefited from revenue earned under marketing and administrative agreements associated with the Meadow Lake pulp mill.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate for manufacturing and processing of 29.5%. The effective tax rate for the period varied significantly from the statutory rate, primarily due to the non-taxable portion of unrealized exchange loss on debt.

Liquidity and Capital Resources
		As at
	Sep. 30/08	Jun. 30/08	Sep. 30/07
	(in millions)

Cash	$48.3	$19.8	$34.9
Current assets	157.6	142.7	157.0
Current liabilities	44.2	34.3	45.3
Ratio of current assets to current liabilities	3.6	4.2	3.5
Long-term debt	218.6	210.3	206.1
Shareholder's equity	80.7	91.3	108.2

The company generated cash in the amount of $28.5 million during the quarter, largely on seasonal working capital reductions and solid cashflows from operations. This contrasts sharply with the company's use of $1.8 million in the same period last year, which reflected the July 2007 acquisition of the Fox Creek sawmill complex. The company generated $8.6 million of cash from operations, up from the $700 thousand loss in the third quarter of last year. Year to date, operations have generated $12.0 million, compared to the $4.5 million generated in the same period last year.

Reductions in the company’s working capital generated $20.4 million cash during the quarter. Decreases associated with the seasonal draw down of log inventories more than offset the increase in pulp inventory. The receipt of an income-tax refund in the amount of $5.0 million, originally not expected until the fourth quarter, also contributed to the company’s cash position.

Capital expenditures, which continued to be limited to necessary maintenance-of-business requirements or small, very high-return projects, amounted to $0.5 million for the quarter and $1.9 million for the year to date.

At September 30, 2008, the company had a cash balance of $48.3 million, compared to $34.9 million for the same date last year. An additional $50.0 million was available under its revolving-credit facility, of which $2.2 million was committed for standby letters of credit.

Based on the current level of operations, the company believes that its cash flows from operations, together with existing cash balances and availability under its revolving credit facility, will provide sufficient liquidity to meet scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. Future operating performance, however, may be adversely affected by economic conditions, as well as currency fluctuations, market price changes and other factors, many of which are beyond the company’s control.